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                                                                 Exhibit 12

                             OWENS-ILLINOIS, INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                     (Millions of dollars, except ratios)

                                         Six Months ended June 30,
                                         -------------------------
                                           2000               1999
Earnings before income taxes and         ------             ------
  minority share owners' interests .     $254.4             $307.7
Less:  Equity earnings . . . . . . .       (8.3)              (9.0)
Add:   Total fixed charges deducted
         from earnings . . . . . . .      250.8              223.0
       Proportional share of pre-tax
         earnings (loss) of 50% owned
         associates. . . . . . . . .        4.9                4.4
       Dividends received from less
         than 50% owned associates .        2.5                6.7
                                         ------             ------
       Earnings available for payment
         of fixed charges. . . . . .     $504.3             $532.8
                                         ======             ======
Fixed charges (including the Company's
  proportional share of 50% owned
  associates):

       Interest expense. . . . . . .     $231.6             $204.6
       Portion of operating lease rental
         deemed to be interest . . .       14.2               14.0
       Amortization of deferred
         financing costs and debt
         discount expense. . . . . .        5.0                4.4
                                         ------             ------
       Total fixed charges deducted from
         earnings and fixed charges.     $250.8             $223.0

Preferred stock dividends (increased to
  assumed pre-tax amount). . . . . .       17.3               18.2
                                         ------             ------
Combined fixed charges and preferred
  stock dividends. . . . . . . . . .     $268.1             $241.2
                                         ======             ======
Ratio of earnings to fixed charges .        2.0                2.4

Ratio of earnings to combined fixed
  charges and preferred stock
  dividends. . . . . . . . . . . . .        1.9                2.2